

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 12, 2014

<u>Via E-mail</u>
Mr. Christopher M. Hix
Chief Financial Officer
OM Group, Inc.
950 Main Avenue, Suite 1300
Cleveland, Ohio 44113

> **RE: OM Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-12515**

Dear Mr. Hix:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Note 6 – Goodwill and Other Intangible Assets, page 43</u>

> We note that as of your most recent goodwill impairment analysis you determined that none of your reporting units were impaired. Please provide draft disclosure to be included in future filings, that either states that the estimated fair values of all your reporting units <u>substantially</u> exceeded their carrying values or, if not, to identify each reporting unit where estimated fair value did not substantially exceed carrying value and quantify the percentage by which estimated fair value exceeded carrying value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding this comment.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant